Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIOS

	Nine Months Ended	Year Ended December 31,
	Sept. 30, 2010	2009	2008	2007	2006	2005
	(in thousands, except ratios)
Earnings:
Pre-tax income (loss)	$99,895	$(46,074)	$18,582	$(43,550)	$52,235	$27,528
Less: income (loss) from equity	(92)	277	93	358	33	82

	99,987	(46,351)	18,489	(43,908)	52,202	27,446
Fixed charges (1):
Interest expense, gross (2)	42,216	70,311	94,177	100,935	17,785	18,944
Interest portion of rent expense	3,826	5,241	5,163	4,098	2,241	2,512

a) Fixed charges	46,042	75,552	99,340	105,033	20,026	21,456

b) Earnings for ratio (3)	$146,029	$29,201	$117,829	$61,125	$72,228	$48,902

Ratios:
Earnings to fixed charges (b/a)	3.2	– (4)	1.2	– (4)	3.6	2.3

Deficit of earnings to fixed charges	$–	$(46,351)	$–	$(43,908)	$–	$–

(1)	Fixed charges consist of interest on indebtedness and amortization of debt issuance costs plus that portion of lease rental expense representative of the interest factor.
(2)	Interest expense, gross, includes amortization of prepaid debt fees and discount.
(3)	Earnings for ratio consist of income (loss) from continuing operations before income taxes, less income (loss) from equity investees, plus fixed charges.
(4)

Due to Itron’s losses for the years ended December 31, 2009 and 2007, the coverage ratio was less than 1:1. Additional earnings of $46,351 and $43,908 would have been needed to achieve a coverage ratio of 1:1 in each of those respective periods.